Kathleen L. Werner
Partner

TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com

March 14, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Stacie Gorman

Jennifer Gowetski

Mail Stop 3010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             Corporate Property Associates 18 — Global Incorporated
Pre-Effective Amendment No. 2 to the Registration Statement on Form S-11
Filed on March 14, 2013
File No. 333-185111

Dear Ms. Gorman and Ms. Gowetski:

On behalf of our client, Corporate Property Associates 18 — Global Incorporated, a Maryland corporation (the “Company”), we transmit for filing the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form S-11 (the “Registration Statement”).  Pre-Effective Amendment No. 2 to the Registration Statement includes changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated February 7, 2013, with respect to Pre-Effective Amendment No. 1 to the Registration Statement filed by the Company on January 16, 2013.

Set forth below are the Company’s responses to the Staff’s February 7, 2013 comments.  The responses are set out in the order in which the comments were set out in the Staff’s letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 2 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 1 to the Registration Statement.  All page references in the responses below are to the pages of the blacklined version of Pre-Effective Amendment No. 2 to the Registration Statement.

Cover

1.                                      We note your response to comment 2 of our letter dated December 13, 2012. Please revise your cover page and summary risk factors to state that there is no requirement for you to ever provide liquidity.

The disclosure has been revised in response to the Staff’s comment on the cover page and pages 18 and 47.

Questions and Answers About this Offering, page 5

Why are we offering two classes of our common stock…?

2.                                      We note that the initial redemption price per share is $9.30 for each of the Class A shares and $8.70 for each of the Class C shares. Please revise to explain why each reflects a 7.0% surrender charge when the selling commissions for the Class C shares are 1.5%. To the extent that such surrender charge incorporates the annual distribution and shareholder servicing fee, please revise to explain and provide more specific disclosure on the amount of such fee and the maximum amount of such fees that will be paid by a Class C investor.

The Company supplementally advises the Staff that the discount for shares purchased by the Company pursuant to the redemption plan is intended to reflect the cost to the Company of providing liquidity to redeeming stockholders.  As disclosed in the Registration Statement, the primary means of funding redemptions pursuant to the redemption plan will be the proceeds received from the Company’s distribution and reinvestment plan.  Investors in the distribution and reinvestment plan will be purchasing shares at a price that is 96% of the offering price (or, once obtained, 96% of net asset value).  By setting the redemption price at a slightly greater discount, the Company is able to redeem shares as requested by investors, pay certain administrative costs of executing the redemptions and retain a portion of the proceeds received from the distribution and reinvestment plan.

In addition, please note that the Company has determined to revise the redemption price to be 95% of the offering price (or, once obtained, 95% of net asset value), as opposed to 93%, and the Registration Statement has been revised accordingly throughout.

Prospectus Summary, page 15

Compensation, page 22

3.                                      We note your summary compensation table is nine pages long. Please revise to provide a concise summary table that includes all of the fees payable to the sponsor or its affiliates, including those that are reasonably determinable with the more detailed descriptions to follow.

The table has been substantially reduced to pages 23 to 27 in response to the Staff’s comment.

4.                                      We note that for the purposes of your compensation table you assumed that 80% of the common stock sold in the primary offering are Class A shares and 20% are Class C shares. Please revise to explain your basis for this assumption and clarify why you believe this assumption enables you to calculate the maximum fee which the sponsor or its affiliates will receive.

The dealer manager for the proposed offering, Carey Financial, LLC, has received preliminary feedback from dealers and financial advisors indicating that demand remains strong for the standard product of the prior CPA REITs (represented by the Class A

Shares).  However, market participants have also expressed interest in an alternative product with lower upfront sales charges.  Based on this feedback, as well as its years of experience as the dealer manager for prior CPA REIT offerings, the dealer manager expects that the substantial majority of shares sold in the offering will be Class A Shares.  Therefore, the Company believes it is a fair estimate to calculate the estimated maximum fees based on an assumed allocation of 80% Class A Shares and 20% Class C Shares.

The Company notes that the only fees that differ as between the Class A Shares and Class C Shares are the selling commissions, dealer manager fees, distribution and shareholder servicing fees and organization and offering expense reimbursements.  All other fees payable to the advisor and its affiliates are the same for both classes.  To address the Staff’s comment, the disclosure has been revised on pages 59 and 66 in the “Management Compensation” section to include the amount of selling commissions, dealer manager fees, and distribution and shareholder servicing fees if 100% of Class A Shares or 100% of Class C Shares were sold.

5.                                      We note your response to comment 8 of our letter dated December 13, 2012. Please state, if true, that distributions made based on the “special general partner profits interest” will be in addition to the other fees, including any fees or distributions payable to the advisor upon a listing or liquidity transaction.

The disclosure has been revised in response to the Staff’s comment on pages 26 to 27 and 69 to 70.

6.                                      We note your response to comment 9 of our letter dated December 13, 2012. Please explain how you calculated the asset management fee, including your usage of different amounts in determining such fee for your incurrence of no leverage and 75% leverage. For this fee, as well as the initial acquisition fee and subordinated acquisition fee, please detail the amounts that comprise expenses, and why your calculations for the asset management fee appear to be impacted by such amount whereas your calculations for the initial acquisition fee appear to not be impacted. Further, please provide to us the calculations used to also determine the 50% leverage amount, as well as the minimum offering amounts for all fees provided, and your estimations of organization and offering expense reimbursements.

For the clarification of the Staff, the Company based the calculation of the asset management fee in both the leverage and no leverage scenarios on the same amount - $905,273,540 (which is the sum of the Amount of Public Offering Proceeds Available for Investment in the Estimated Use of Proceeds tables on pages 54 and 56).  In the no leverage scenario, however the Company showed that amount already net of the acquisition fees and expenses of $27,631,839 (which is the sum of the Acquisition Fees and Acquisition Expenses in the Estimated Use of Proceeds tables on pages 54 and 56).  In the leverage scenario, the Company started with the gross amount and applied the leverage before calculating the acquisition fees and expenses because the leverage impacts the amount of those fees and expenses.  Thus, the difference is merely that in the no leverage scenario, the Company showed the starting point already net of acquisition fees and expenses before calculating the asset management fee, whereas in the leverage scenario, the Company showed the gross amount as the starting point, then showed the calculation of the acquisition fees and expenses after applying the leverage, and then deducted them to get to a net number, before calculating the asset management fee.  The Company has clarified the presentation in the asset management fee calculations on Annex A.

The “expenses” referenced in the prior response letter are comprised of acquisition fees and acquisition expenses.  As the Staff correctly points out, acquisition fees and expenses impact the amount of the asset management fee because they reduce the amount of capital invested in the Company’s assets, thereby reducing the base on which the asset management fee is calculated.  In the Company’s prior response, the text accompanying the calculations of the acquisition fees in the leverage scenario incorrectly suggested that those calculations were also “less expenses,” while the calculations themselves showed no reduction for expenses.  Acquisition fees and expenses should not be deducted when calculating the acquisition fees themselves, thus the textual reference to deducting “expenses” was incorrect, while the calculations themselves were correct.  The Company has clarified the presentation in the acquisition fee calculations on Annex A.

See Annex A to this letter for the additional calculations requested by the Staff.

Annex A — Prior Performance Tables

Table I — Experience in Raising and Investing …, page A-2

7.                                      We note that you have included disclosure regarding CPA 17 —Global in Table I. However, in Table II, you have included 4 additional entities. We note that each table requires disclosure regarding entities whose offerings have closed in the past three years. Please refer to Industry Guide 5. Please revise as appropriate.

As discussed in the undersigned’s telephone conversation with Ms. Gowetski on February 14, 2013, the only program that had an offering close during the past three years ended December 31, 2011 is CPA 17 — Global, which closed its initial public offering in April 2011.  Each of the other programs shown in Table II was operating during this period, but did not have an offering close.

As discussed with Ms. Gowetski, the Company has added clarifying information to this effect in the lead-in paragraph to Table II and re-ordered the columns to distinguish CPA: 17 — Global from the other programs.

Table II — Compensation to Advisor, A-3

8.                                      We note that your disclosure in this table regarding CPA:17 — Global does not correspond to your disclosure in Table I. Please advise or revise as appropriate.

As discussed by telephone with Ms. Gowetski, CPA: 17 — Global closed its initial public offering in April 2011, at which time it commenced a follow-on offering.  In Table I, the Company provides information only for the completed offering (i.e., CPA: 17 — Global’s initial public offering).  In Table II, the Company provides information for CPA: 17 — Global during the required three-year period, which includes both offerings.  The Company has clarified this distinction in footnote 1 to Table I, and footnote 1 to Table II.

9.                                      Please briefly explain in a footnote or otherwise why there are no underwriting fees associated with CPA:14, CPA:15 & CPA:16.

The requested footnote has been added on page A-4.  The Company supplementally advises the Staff that there are no underwriting fees associated with CPA:14, CPA:15 and CPA:16 because these programs were in their operations stage (and did not conduct any offerings) during the period presented in Table II.  CPA: 17 - Global and CWI had ongoing offerings during the period presented in Table II and therefore, the underwriting fees associated with such offerings is presented.

Table III — Operating Results of Prior Programs, page A-5

10.                               We note that you have included disclosure regarding only two programs in this table. However, in Table II, you have included disclosure regarding three additional entities. We note that Table III requires disclosure regarding entities whose offerings have closed in the past five years. Please refer to Industry Guide 5. Please revise as appropriate.

Pursuant to Industry Guide 5, Table II requires inclusion of programs that have closed an offering in the past three years as well as all other programs, whereas Table III requires inclusion of programs that have closed an offering in the past five years.  Only two of the programs had offerings close in the past five years — CPA: 17 — Global’s initial public offering, and a follow-on offering by CPA: 16.  Furthermore, unlike Table II, Table III does not require disclosure with respect to “all other programs.”  Therefore, Table III only includes disclosure for CPA: 17 — Global and CPA: 16.

Signatures

11.                               Please have Trevor Bond sign in the registration statement in all his capacities.

The signature page to the Registration Statement has been revised in response to the Staff’s comment.

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosures

cc:  Trevor P. Bond

Michael McTiernan, Assistant Director, United States Securities and Exchange Commission

Rochelle Plesset

ANNEX A

Asset Management Fee

The asset management fee is 0.50% of the value of investments See “Initial Acquisition Fee” below for the calculation of the initial acquisition fees in each scenario shown below.  Acquisition expenses are estimated to be 0.5% of the Public Offering Proceeds Available for Investment in each scenario based on the advisor’s experience with prior CPA REITs having similar investment programs.

1.  No leverage:

[Amount of Public Offering Proceeds Available for Investment (pages 54 and 56)] less [acquisition expenses + initial acquisition fees (pages 54 and 56)]  x  0.50%

[$714,218,832 (Class A Shares) +  $191,054,708 (Class C Shares) = $905,273,540] less [acquisition expenses + initial acquisition fees]   x   0.50%

$905 million – [$5 million + $22.7 million] = $878 million  x   0.50%

$878 million  x 0.50% =               $4.4 million

2.  75% leverage:

[Amount of Public Offering Proceeds Available for Investment (pages 54 and 56) + leverage] less [acquisition expenses + initial acquisition fees (pages 54 and 56)]  x   0.50%

[$714,218,832 + $191,054,708 = 905,273,540] x	1	= $3.6 billion less [acquisition expenses +
	(1 - .75)	initial acquisition fees] x 0.50%

$3.6 billion – [$5 million + $91 million] = $3.5 billion x   0.50%

$3.5 billion x   0.50% =   $17.6 million

3.  50% leverage:

[Amount of Public Offering Proceeds Available for Investment (pages 54 and 56) + leverage] less [acquisition expenses + initial acquisition fees (pages 54 and 56)]  x   0.50%

[$714,218,832 + $191,054,708 = 905,273,540] x	1	= $1.8 billion less [acquisition expenses +
	(1 - .50)	initial acquisition fees] x 0.50%

$1.8 billion - [$5 million + $45 million] = $1.7 billion x   0.50%

$1.7 billion x   0.50% =   $8.8 million

4.  Minimum Offering (no leverage):

[Amount of Public Offering Proceeds Available for Investment (pages 54 and 56)  less [acquisition expenses + initial acquisition fees (pages 54 and 56)] x   0.50%

[$727,584  +  $206,896 = $934,480]  less [acquisition expenses + initial acquisition fees] x   0.50%

$934,480 – [$10,000 + $23,362]   =   $901,118  x   0.50%

$901,118  x  0.50% =  $4,506

Initial Acquisition Fee

Initial acquisition fee is 2.50% of the aggregate total cost of an investment

1.  No leverage:

Amount of Public Offering Proceeds Available for Investment (pages 54 and 56)  x   2.50%

[$714,218,832  +  $191,054,708 = $905,273,540]   x   2.50%=   $22.6 million

2.  75% leverage:

[Amount of Public Offering Proceeds Available for Investment (pages 54 and 56) + leverage] x   2.50%

[$714,218,832 + $191,054,708 = $905,273,540 x	1	= $3.6 billion] x 2.50%
(1 - .75)

$3.6 billion x   2.50% =   $90.5 million

3.  50% leverage:

[Amount of Public Offering Proceeds Available for Investment (pages 54 and 56) + leverage] x   2.50%

[$714,218,832 + $191,054,708 = $905,273,540 x	1	= $1.8 billion] x 2.50%
(1 - .50)

$1.8 billion x   2.50% =   $45.3 million

4.  Minimum Offering (no leverage):

Amount of Public Offering Proceeds Available for Investment (pages 54 and 56)  x   2.50%

[$727,584  +  $206,896 = $934,480]   x   2.50% =   $23,362

Subordinated Acquisition Fee

Subordinated acquisition fee is 2.00% of the aggregate total cost of an investment, subject to satisfaction of the preferred return

1.  No leverage:

Amount of Public Offering Proceeds Available for Investment (pages 54 and 56)  x   2.00%

[$714,218,832  +  $191,054,708 = $905,273,540]     x   2.00%=   $18.1 million

2.  75% leverage:

[Amount of Public Offering Proceeds Available for Investment (pages 54 and 56) + leverage] x   2.00%

[$714,218,832 + $191,054,708 = $905,273,540 x	1	= $3.6 billion] x 2.00%
(1 - .75)

$3.6 billion x   2.00% =   $72.4 million

3.  50% leverage:

[Amount of Public Offering Proceeds Available for Investment (pages 54 and 56) + leverage] x   2.00%

[$714,218,832 + $191,054,708 = $905,273,540 x	1	= $1.8 billion] x 2.00%
(1 - .50)

$1.8 billion x   2.00% =   $36.2 million

4.  Minimum Offering (no leverage):

Amount of Public Offering Proceeds Available for Investment (pages 54 and 56)  x   2.00%

[$727,584  +  $206,896 = $934,480]   x   2.00% =   $18,690

Total Organization and Offering Expenses

Total organization and offering expenses are equal to the sum of the selling commissions, the dealer manager fee and other organization and offering expenses.  As disclosed in footnote 1 to the Estimated Use of Proceeds tables, “other organization and offering expenses” represents all expenses incurred in connection with the Company’s qualification and registration of its shares, including registration fees paid to the SEC, FINRA, and state regulatory authorities, issuer legal expenses, advertising, sales literature, fulfillment, escrow agent, transfer agent, and reimbursements to the dealer manager and selected dealers for reasonable bona fide due diligence expenses incurred, which are supported by a detailed and itemized invoice.  Amounts of certain of the “Other Organization and Offering Expenses” are not determinable at this time, and are therefore the amounts presented are based on the dealer manager’s experience with prior CPA REITs having similar investment programs.  Because the use of leverage does not impact the calculation of total organization and offering expenses, the following calculations of total organization and offering expenses only present the amounts for the maximum offering amount and the minimum offering amount.

1.  Maximum Amount:

Selling Commissions (pages 54 and 56) + Dealer Manager Fee (pages 54 and 56) + Other Organization and Offering Expenses (pages 54 and 56)

[$56,000,000 + $3,000,000 = $59,000,000] +  Dealer Manager Fee (pages 54 and 56) + Other Organization and Offering Expenses (pages 54 and 56)

$59,000,000  +  [$24,000,000 + $4,500,000 = $28,500,000] + Other Organization and Offering Expenses (pages 54 and 56)

$59,000,000  +  $28,500,000 + [$5,781,168  + $1,445,282 = $7,226,460]

$59,000,000  +  $28,500,000 + $7,226,460 = $94,726,460

2.  Minimum Amount:

Selling Commissions (pages 54 and 56) + Dealer Manager Fee (pages 54 and 56) + Other Organization and Offering Expenses (pages 54 and 56)

[$112,000 + $6,000 = $118,000] +  Dealer Manager Fee (pages 54 and 56) + Other Organization and Offering Expenses (pages 54 and 56)

$118,000  +  [$48,000 + $9,000 = $57,000] + Other Organization and Offering Expenses (pages 54 and 56)

$118,000  +  $57,000 + [$712,416  + $178,104 = $890,520]

$118,000  +  $57,000  + $890,520 = $1,065,520